Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Intercept Pharmaceuticals, Inc.:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-184810 and No. 333-188064) and Form S-3 (No. 333-194974) of Intercept Pharmaceuticals, Inc. of our report dated March 2, 2015, with respect to the consolidated balance sheets of Intercept Pharmaceuticals, Inc. and subsidiary as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years ended December 31, 2012, 2013, and 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of Intercept Pharmaceuticals, Inc.

/s/ KPMG LLP

New York, New York
March 2, 2015